The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these warrants, and it is not soliciting an offer to buy these warrants in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated August 15, 2012.

Preliminary Pricing Supplement No. W8
To the Underlying Supplement dated March 23, 2012,
Product Supplement No. W-I dated August 9, 2012,
Prospectus Supplement dated August 8, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03 August 15, 2012
Financial Products
$
1 Year Knock-Out Put Warrants Expiring August 29, 2013 Linked to the Performance of the S&P 500® Index
General
•
The warrants are designed for investors who seek a leveraged and capped return at expiration based on the performance of the S&P 500® Index. Investors should be willing to forgo interest and dividend payments and be willing to lose some of their investment if a Knock-Out Event has not occurred and the Final Level is less than the Initial Level by not more than between 6.10% and 7.60% (to be determined on the Trade Date), and be willing to lose all of their investment if the Final Level is equal to or greater than the Initial Level or a Knock-Out Event occurs.

•
Unsecured contractual obligations of Credit Suisse AG, acting through its Nassau Branch, expiring August 29, 2013.† The warrants will rank pari passu with all of our other unsecured contractual obligations and our unsecured and unsubordinated debt obligations. Any payment at expiration is subject to our ability to pay our obligations as they become due.

•	You do not have the right to exercise your warrants prior to expiration. The warrants are risky investments and may expire worthless.
•
You must have an options-approved account in order to purchase the warrants. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants, and you should be experienced with respect to options and option transactions.

•	The initial offering price of each warrant, which we also refer to as the Issue Price, will be between $61.00 and $76.00 (to be determined on the Trade Date).
•	The minimum initial investment is $1,000, resulting in a minimum initial purchase of between 14 and 17 warrants (after rounding) (to be determined on the Trade Date).
•
The warrants are expected to price on or about August 21, 2012 (the “Trade Date”) and are expected to settle on August 24, 2012 (the “Settlement Date”). Delivery of the warrants in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The S&P 500® Index. For additional information about the Underlying, see the information set forth under “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement.

Issue Price:	Expected to be between $61.00 and $76.00 per warrant (equal to between 6.10% and 7.60% of the Notional Amount) (to be determined on the Trade Date).
Notional Amount:	$1,000 per warrant.
Payment at Expiration:
On the Expiration Date, the warrants will be exercised automatically and you will be entitled to receive a cash payment equal to the Cash Settlement Value. Any payment at expiration is subject to our ability to pay our obligations as they become due.

Cash Settlement Value:	For each warrant you hold, the Cash Settlement Value at expiration will be equal to:
• If a Knock-Out Event has not occurred and the Final Level is less than the Initial Level, an amount calculated as follows:
Notional Amount × Underlying Return
• If the Final Level is equal to or greater than the Initial Level, $0.
• If a Knock-Out Event Occurs, $0.

If a Knock-Out Event has not occurred and the Final Level is less than the Initial Level by not more than between 6.10% and 7.60% (to be determined on the Trade Date), you will lose a portion of your investment in the warrants. If the Final Level is equal to or greater than the Initial Level or a Knock-Out Event occurs, the warrants will expire worthless. You could lose your entire investment.

Knock-Out Event:	A Knock-Out Event will occur if, on any trading day during the Observation Period, the closing level of the Underlying is less than the Knock-Out Level.
Knock-Out Level:	Expected to be approximately 55.0% of the Initial Level (to be determined on the Trade Date)
Underlying Return:	Initial Level – Final Level
Initial Level
Initial Level*:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Valuation Date:†	August 26, 2013
Expiration Date:†	August 29, 2013
Listing:	The warrants will not be listed on any securities exchange.
CUSIP:	22546TXW6
* In the event that the Initial Level is not available on the Trade Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.
† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Expiration Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, as described in “Market disruption events” in the accompanying product supplement.
Investing in the warrants involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-4 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per warrant	$[61.00-76.00]	$	$
Total	$	$	$
(1) Barclays Capital Inc., which we refer to as Barclays, will act as placement agent for the warrants. The placement agent will receive a fee from Credit Suisse or one of our affiliates that will not exceed $7.50 per warrant. For more detailed information, please see the “Supplemental Plan of Distribution” on the last page of this pricing supplement.
The warrants are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Barclays
August    , 2012

You may revoke your offer to purchase the warrants at any time prior to the time at which we accept such offer on the date the warrants are priced. We reserve the right to change the terms of, or reject any offer to purchase the warrants prior to their issuance. In the event of any changes to the terms of the warrants, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

 Additional Terms Specific to the Warrants

You should read this pricing supplement together with the underlying supplement dated March 23, 2012, the product supplement dated August 9, 2012, the prospectus supplement dated August 8, 2012 and the prospectus dated March 23, 2012. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312001475/dp29444_424b2-mtn.htm

•	Product supplement No. W-I dated August 9, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004069/dp32175_424b2.htm

•	Prospectus supplement dated August 8, 2012 and Prospectus dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004056/dp32134_424b2-wu.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the warrants and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the warrants involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the warrants.

Hypothetical Total Return on the Warrants at Expiration Per $1,000 Notional Amount of Warrants

The following table and examples illustrate the hypothetical total returns at expiration per Notional Amount of warrants under various hypothetical performance scenarios for the Underlying from −100% to 100%. The “total return” as used in the table below is a percentage calculated as (i) the Cash Settlement Value divided by the Issue Price, minus (ii) one. The hypothetical total returns set forth below assume an Initial Level of 1400, a Knock-Out Level of 55.0% of the Initial Level and an Issue Price of 6.85% of the Notional Amount, or $68.50 per warrant (the midpoint of the expected range set forth on the cover of this pricing supplement). The actual Initial Level, Knock-Out Level and Issue Price will be determined on the Trade Date. The hypothetical Cash Settlement Values and total returns set forth below are for illustrative purposes only. The actual Cash Settlement Values and total returns applicable to a purchaser of the warrants will be based on the actual Issue Price (to be determined on the Trade Date) and the Final Level. Any payment at expiration is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

			A Knock-Out Event Has Occurred		A Knock-Out Event Has Not Occurred
Percentage Change in the Level of the Underlying	Underlying Return	Initial Investment (Issue Price)	Cash Settlement Value	Total Return	Cash Settlement Value	Total Return
100.00%	-100.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
90.00%	-90.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
80.00%	-80.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
70.00%	-70.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
60.00%	-60.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
50.00%	-50.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
40.00%	-40.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
30.00%	-30.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
20.00%	-20.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
10.00%	-10.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
0.00%	0.00%	$68.50	$0.00	-100.00%	$0.00	-100.00%
-1.00%	1.00%	$68.50	$0.00	-100.00%	$10.00	-85.54%
-2.50%	2.50%	$68.50	$0.00	-100.00%	$25.00	-63.50%
-5.00%	5.00%	$68.50	$0.00	-100.00%	$50.00	-27.01%
-6.85%	6.85%	$68.50	$0.00	-100.00%	$68.50	0.00%
-10.00%	10.00%	$68.50	$0.00	-100.00%	$100.00	45.99%
-15.00%	15.00%	$68.50	$0.00	-100.00%	$150.00	118.98%
-20.00%	20.00%	$68.50	$0.00	-100.00%	$200.00	191.97%
-30.00%	30.00%	$68.50	$0.00	-100.00%	$300.00	337.96%
-40.00%	40.00%	$68.50	$0.00	-100.00%	$400.00	483.94%
-45.00%	45.00%	$68.50	$0.00	-100.00%	$450.00	556.93%
-45.01%	45.01%	$68.50	$0.00	-100.00%	N/A	N/A
-50.00%	50.00%	$68.50	$0.00	-100.00%	N/A	N/A
-60.00%	60.00%	$68.50	$0.00	-100.00%	N/A	N/A
-70.00%	70.00%	$68.50	$0.00	-100.00%	N/A	N/A
-80.00%	80.00%	$68.50	$0.00	-100.00%	N/A	N/A
-90.00%	90.00%	$68.50	$0.00	-100.00%	N/A	N/A
-100.00%	100.00%	$68.50	$0.00	-100.00%	N/A	N/A

Hypothetical Examples of Amounts Payable at Expiration

The following examples illustrate how the Cash Settlement Values set forth in the table above are calculated.

Example 1: The level of the Underlying increases by 20% from the Initial Level of 1400 to a Final Level of 1680, and a Knock-Out Event has not occurred. Since the Final Level is greater than the Initial Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

a Knock-Out Event has occurred. Because a Knock-Out Event has occurred, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

Example 2: The Final Level is equal to the Initial Level, and a Knock-Out Event has not occurred. Since the Final Level is equal to the Initial Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

a Knock-Out Event has occurred. Because a Knock-Out Event has occurred, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

Example 3: The level of the Underlying decreases by 3% from the Initial Level of 1400 to a Final Level of 1358, and a Knock-Out Event has not occurred. Because a Knock-Out Event has not occurred and the Final Level is Less than the Initial Level, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $30, calculated as follows:

Cash Settlement Value	=	$1,000 × (Underlying Return)
	=	$1,000 × (Initial Level − Final Level / Initial Level)
	=	$1,000 × (0.03)
	=	$30

Since the Final Level is less than the Initial Level by not more than the Issue Price of 6.85% of the Notional Amount and a Knock-Out Event has not occurred, the investor will lose $38.50 of the initial investment of $68.50, which is equivalent to a loss of approximately 56.20%.

a Knock-Out Event has occurred. Because a Knock-Out Event has occurred, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

Example 4: The level of the Underlying decreases by 10% from the Initial Level of 1400 to a Final Level of 1260, and a Knock-Out Event has not occurred. Because a Knock-Out Event has not occurred, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $100, calculated as follows:

Cash Settlement Value	=	$1,000 × (Underlying Return)
	=	$1,000 × (Initial Level − Final Level / Initial Level)
	=	$1,000 × (0.10)
	=	$100

a Knock-Out Event has occurred. Because a Knock-Out Event has occurred, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

Example 5: The level of the Underlying decreases by 50% from the Initial Level of 1400 to a Final Level of 700. Since a Knock-Out Event has occurred, the investor would be entitled to receive a Cash Settlement Value at expiration of the warrants of $0 and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $68.50 per warrant.

Selected Risk Considerations

An investment in the warrants involves significant risks. Investing in the warrants is not equivalent to investing directly in the Underlying or any of the equity securities comprising the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
THE WARRANTS ARE A RISKY INVESTMENT, ARE SUBJECT TO CONSIDERABLE DOWNSIDE LEVERAGE AND MAY EXPIRE WORTHLESS — The warrants do not guarantee any return of your investment and are subject to considerable downside leverage. The return on the warrants at expiration is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If a Knock-Out Event has not occurred and the Final Level is less than the Initial Level but by not more than between 6.10% and 7.60% (to be determined on the Trade Date), you will lose a portion of your investment in the warrants because the Cash Settlement Value will be less than the Issue Price. If a Knock-Out Event occurs, or if the Final Level is equal to or greater than the Initial Level, the warrants will expire worthless and you will lose your entire investment. You should be willing and able to sustain a total loss of the purchase price of your warrants.

•
IF A KNOCK-OUT EVENT HAS NOT OCCURRED AND THE FINAL LEVEL IS LESS THAN THE INITIAL LEVEL, THE CASH SETTLEMENT VALUE WILL BE SUBJECT TO AN EMBEDDED CAP  — If a Knock-Out Event has not occurred and the Final Level is less than the Initial Level, the Cash Settlement Value will equal the Notional Amount of the warrants you hold multiplied by the Underlying Return. However, because a Knock-Out Event will occur if the closing level of the Underlying on any trading day during the Observation Period is less than the Knock-Out Level, the maximum possible Cash Settlement Value of the securities is expected to be $450.00 (assuming no rounding) per $1,000 Notional Amount of warrants. Because the warrants are our unsecured contractual obligations, payment of any amount at expiration is subject to our ability to pay our obligations as they become due.

•
THE CASH SETTLEMENT VALUE WILL BE AFFECTED BY THE FINAL LEVEL AND THE OCCURRENCE OF A KNOCK-OUT EVENT — If on any trading day during the Observation Period, the closing level of the Underlying is less than the Knock-Out Level, a Knock-Out Event will occur. If a Knock-Out Event has occurred or the Final Level is greater than the Initial Level, the Cash Settlement Value will equal the zero, as described above, and the warrants will expire worthless and you will lose your entire investment.

•
THE WARRANTS ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the warrants will be based on the performance of the Underlying, the payment of any amount due on the warrants is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the warrants and, therefore, investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the warrants prior to expiration.

•
THE INITIAL PUBLIC OFFERING PRICE OF THE WARRANTS MAY BE HIGHER THAN THAT OF SIMILAR OPTIONS — The initial public offering price of the warrants may be higher than the price a commercial user of options on the Underlying might pay for a comparable option in a private transaction.

•
THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS — We are requiring that warrants be sold only to investors with options−approved accounts. We suggest that investors considering purchasing warrants be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisors, the suitability of the warrants in light of their particular circumstances. Warrants may not be suitable for persons dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of your investment in the warrants.

•
THE WARRANTS ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION — The warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the warrants must look solely to us for performance of our obligations to pay the Cash Settlement Value, if any, upon the exercise of the warrants. The warrants are our unsecured contractual obligations and will rank equally with our other unsecured contractual obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the warrants, if any, is not expected to be as liquid as the market for OCC standardized options.

•
THE RETURN ON THE WARRANTS MAY BE LOWER THAN RETURN ON OTHER INVESTMENTS WITH A SIMILAR TERM — The warrants are not debt instruments and we will not pay interest on the warrants. You may receive less at expiration than you could have earned on ordinary interest-bearing debt securities with a similar term, including other of our debt securities, since the payment at expiration is based on the performance of the Underlying. Because the payment due at expiration may be less than the amount originally invested in the warrants and may even be zero, the return on the warrants (i.e., the effective yield to the expiration date) may be negative and you may even lose your entire investment. Even if the return on the warrants is positive, the return may not be sufficient to compensate you for any loss in value due to inflation and other factors relating to the time value of money.

•
THE TIME REMAINING TO THE EXPIRATION DATE MAY ADVERSELY AFFECT THE VALUE OF THE WARRANTS — You will lose your entire investment if the Final Level is greater than or equal to the Initial Level or if a Knock-Out Event occurs. This risk of losing your entire investment will reflect the nature of a warrant as an asset that tends to decline in value over time and that will be worthless if it is “out-of-the-money” when it is exercised. Assuming all other factors are held constant, the risk that the warrants will expire worthless will increase the shorter the time remaining until the expiration date. Therefore, the value of the warrants will reflect both the rise or decline in the level of the Underlying and the time remaining to the expiration date, among other factors.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE WARRANTS PRIOR TO EXPIRATION — The initial offering price of the warrants includes the agent’s commission and the cost of hedging our obligations under the warrants through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates) will be willing to purchase warrants from you in secondary market transactions, if at all, will likely be lower than the initial offering price, and any sale prior to the Expiration Date could result in a substantial loss to you. The warrants are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your warrants to expiration.

•
NO VOTING RIGHTS OR DIVIDEND PAYMENTS — As a holder of the warrants, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•
LACK OF LIQUIDITY — The warrants will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the warrants in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the warrants when you wish to do so. Because other dealers are not likely to make a secondary market for the warrants, the price at which you may be able to trade your warrants is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the warrants. If you have to sell your warrants prior to expiration, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as calculation agent and hedging our obligations under the warrants. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the warrants.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE WARRANTS — In addition to the level of the Underlying on any day, the value of the warrants will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	market expectations as to future levels of the Underlying;

•	the expected and actual volatility of the Underlying;

•	whether a Knock-Out Event has occurred;

•	the dividend rate on the equity securities comprising the Underlying;

•	interest and yield rates in the market generally;

•	changes and adjustments made to the Underlying;

•	investors’ expectations with respect to the rate of inflation;

•
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the equity securities comprising the Underlying or markets generally and which may affect the level of the Underlying;

•	the time to expiration of the warrants; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your warrants prior to expiration. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the warrants may be used in connection with hedging our obligations under the warrants through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the warrants (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the warrants at expiration. For additional information, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the closing levels of the Underlying from January 1, 2007 through August 9, 2012. The closing level of the Underlying on August 9, 2012 was 1402.80. We obtained the closing levels of the Underlying below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Final Level. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment. Any payment at expiration is subject to our ability to pay our obligations as they become due.

For additional information about the Underlying, see “The Reference Indices—The S&P Indices—The S&P 500® Index” in the accompanying underlying supplement.

Material U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications contained herein, the following discussion summarizes the material U.S. federal income tax consequences of owning and disposing of a warrant that may be relevant to holders of warrants that acquire their warrants from us as part of the original issuance of the warrants. This discussion applies only to holders that hold their warrants as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in warrants or foreign currencies,

•	a person (including traders in warrants) using a mark-to-market method of accounting,

•	a person who holds warrants as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of warrants, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the warrants, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE WARRANTS SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE WARRANTS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of warrants that, for U.S. federal income tax purposes, is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds warrants, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding warrants, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the warrants.

Characterization of the Warrants

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the warrants or securities with terms substantially identical to the warrants. However, although the matter is not free from doubt, under current law, in the opinion of Milbank, Tweed, Hadley & McCloy LLP, our special tax counsel (“Tax Counsel”), each warrant will be treated as an option for U.S. federal income tax purposes. Pursuant to the terms of the warrants, we and every holder of a warrant agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a warrant as an option for U.S. federal income tax purposes. Prospective investors in the warrants should be aware, however, that no ruling has been sought from the IRS regarding the treatment of the warrants, and Tax Counsel’s opinion is not binding on the IRS or the courts. As a result, it is possible that the IRS could successfully assert a different position with respect to the characterization of the warrants as options, and the attendant U.S. federal income tax consequences.

The following discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the warrants is based upon the assumption that each warrant will be treated as an option for U.S. federal income tax purposes. If the warrants are not in fact treated as options for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership and disposition of the warrants could differ significantly from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a warrant could differ significantly from the timing and character of income, gain or loss recognized in respect of a warrant had the warrants in fact been treated as options for U.S. federal income tax purposes. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the warrants for U.S. federal income tax or other tax purposes.  Accordingly, Holders should consult their tax advisors concerning the tax treatment of holding the warrants.

Tax Treatment of the Warrants

In accordance with the agreed-upon tax treatment described above, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the warrant (generally its cost). Such gain or loss will be short-term capital gain or loss, except if the warrant has been held for more than one year at the time of its sale, in which case the gain or loss will be long-term capital gain or loss.

U.S. Holders who may have a position with respect to any of the underlying shares or the assets that may be reflected in the underlying index or indices should consult their tax advisors concerning the potential application of the straddle rules and the tax rules applicable to hedging transactions. This discussion does address any tax consequences to a U.S. Holder who holds the warrants as part of a straddle or for whom the warrants may constitute a hedging transaction.

Other tax characterizations of the warrants are possible. For example, the IRS might also seek to treat the warrants as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the warrants would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the warrants for U.S. federal income tax or other tax purposes.

Warrants Held Through Foreign Accounts

Under the “Hiring Incentives to Restore Employment Act” (the “Act”), a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” include payments of interest (including original issue discount), dividends, and other items of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” generally are certain payments attributable to withholdable payments. The Act also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. We will treat payments on the warrants as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity. Pursuant to the proposed regulations, the Act’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after December 31, 2013, (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2014, and (iii) passthru payments made after December 31, 2016. Additionally, the provisions of the Act discussed above generally will not apply to obligations (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that are outstanding on January 1, 2013. Accordingly, pursuant to the proposed regulations, no withholding should be imposed under the provisions of the Act, assuming that we make any required payments in connection with the warrants in accordance with their terms.

Non-U.S. Holders Generally

In the case of a holder of the warrants that is not a U.S. Holder and has no connection with the United States other than holding its warrants (a “Non-U.S. Holder”), payments made with respect to the warrants will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements (including the requirements discussed in the preceding section). Any gain realized upon the sale or other disposition of the warrants by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the warrants should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Act treats a “dividend equivalent” payment as a dividend from sources within the United States. Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally would be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). These changes will apply to payments made on or after September 14, 2010. Under recently issued proposed regulations (the Proposed Regulations”), certain payments under the warrants may be treated as specified notional principal contracts and certain amounts payable under the warrants may be treated as dividend equivalent payments. The provisions of the Proposed Regulations are proposed to be effective after publication of final regulations. Non-U.S holders should consult their tax advisors regarding the potential withholding on dividend equivalent amounts.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The warrants may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the warrants at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the warrants at death.

Information Reporting Regarding Specified Foreign Financial Assets

The Act and temporary and proposed regulations generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on new IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. The proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011. Under the proposed regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold. Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-U.S. person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (iii) any interest in an entity which is a non-U.S. person.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Specified domestic entities are not required to file Form 8938 until the proposed regulations are final. Penalties apply to any failure to file IRS Form 8938. Additionally, in the event a U.S. Holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the warrants (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, individual U.S. Holders will be subject to information reporting on a Form 1099-MISC with respect to the gross amount of cash settlement amounts.

Supplemental Plan of Distribution

Under the terms of a distribution agreement with Barclays Capital Inc., dated as of August 10, 2012, Barclays Capital Inc. will act as placement agent for the warrants. The placement agent will receive a fee from Credit Suisse or one of our affiliates that will not exceed $7.50 per warrant. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the warrants against payment for the warrants on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the warrants more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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